FORM 12b-25 NOTIFICATION OF LATE FILING

                                                       SEC FILE NUMBER
                                                       0-13265
                                                       CUSIP NUMBER
                                                       902633 10 6
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 (Check One):    X  Form 10-K     Form 20-F   Form 11-K
Form 10-Q       Form N-SAR
For Period Ended: __September 30, 2000
[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the Transition Period Ended: __________________________
Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commissions has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
______________________________________________________________________________


PART 1  REGISTRANT INFORMATION (Official Text)
UCI Medical Affiliates, Inc.
Full Name of Registrant:
_______________________
Former Name if Applicable

1901 Main Street, Suite 1200, Mail Code 1105
Address of Principal Executive Office (Street and Number)

Columbia, South Carolina  29201
City, State and Zip Code

PART I  Rules 12b-25(b) AND (c) (Official Text)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
     ( X ) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     ( X ) (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     ( ) (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III  NARRATIVE (Official Text)
     State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

     The filing of Form 10-K by UCI Medical Affiliates, Inc., is delayed as the result of unforeseen difficulties in the completion of the Company's annual audit by PricewaterhouseCoopers, LLP for the year ended September 30, 2000.

     The Company has recorded several significant transactions in the second half of its fiscal year related to the closing of its centers in Atlanta, Georgia. This has placed additional burden on the Company's accounting personnel which required the Company to delay the start of its audit and necessitates this extension.

     The delay in this filing of Form 10-K could not be eliminated without unreasonable effort or expense.


PART IV  OTHER INFORMATION (Official Text)
     (1) Name and telephone number of person to contact in regard to this notification

Jerry F. Wells, Jr., CPA, EVP of Finance and CFO             (803) 252-3661
         (Name)                               (Area Code) (Telephone Number)
     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s). ( X) Yes  (   )No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
(X) Yes ( ) No

     If so, explain the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company closed its operating centers in the Atlanta, Georgia market effective June 30, 2000. As a result of this decision, the Company recorded an impairment in the quarter ended March 31, 2000 of $3,567,000 to reduce goodwill. Additional costs relating to lease obligations and severance are estimated to be approximately $490,000.

         UCI Medical Affiliates, Inc.
(Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    December 29, 2000           By: /s/ Jerry F. Wells, Jr., CPA
                                        Jerry F. Wells, Jr., CPA
                                        Executive Vice President of Finance
                                        and Chief Financial Officer

     INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).